FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 11, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

•                  Euro Disney achieves record first quarter revenues

•                  Announces content of exciting new attractions program to fuel growth

•                  Confirms intention of second major investor in equity offering

(Marne-la-Vallée, January 11, 2005)  Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today record first quarter revenues, the primary content of its € 240 million investment program and the intention of HRH Prince Alwaleed Bin Talal Bin Abdul-Aziz Al-Saud (Prince Alwaleed) to invest in the upcoming equity rights offering.

Record Revenues for the Three Months Ended December 31, 2004

Disneyland Resort Paris total revenues, including its Real Estate Segment, increased 3% for the three months ended December 31, 2004 to a record € 268.9 million compared to the prior-year record of € 262.2 million on a pro-forma basis.

	(Unaudited) Three Months Ended December 31,		Variation
(€ in millions)	2005	Pro-Forma(1) 2004	Amount	%
Segment Revenues
Theme Parks	137.0	131.2	5.8	4%
Hotels and Disney Village	96.5	102.7	(6.2)	(6)%
Other	26.2	24.5	1.7	7%
Resort Segment	259.7	258.4	1.3	1%

Real Estate Segment	9.2	3.8	5.4	142%

Total Revenues	268.9	262.2	6.7	3%

(1) Effective from the beginning of fiscal year 2004, the Company adopted mandatory new accounting rules with respect to the consolidation of financing companies that are not legally controlled by the Company.  As a result, prior year revenues have been presented on a pro-forma basis as if this change had been in effect during the prior year.  In addition, certain amounts recorded in revenues in the prior year have been reclassified as a reduction in cost of sales to conform to the current year presentation.  As-reported revenues for the quarter ended December 31, 2003 amounted to € 264.1 million.

This press release is not an offer to sell or a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

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Resort Segment revenues for the quarter ending December 31, 2004 increased 1% to € 259.7 million compared to the prior year pro-forma revenues of € 258.4 million.   These results occurred despite a change in the timing of both the Christmas and New Year holidays, as well as a shift in school vacation periods in several key markets from December to January.

Theme park revenues increased 4% over the prior year to € 137.0 million for the three months ended December 31, 2004 reflecting higher average spending per guest.

Hotels and Disney Village revenues decreased 6% for the quarter to € 96.5 million, as a result of lower average hotel occupancy rates and reduced average daily guest spending per room, reflecting lower food and beverage spending due to a difficult comparison with prior year convention activities.

The reduction in guest spending per room and the higher average spending per guest in the theme parks also reflect a change in the allocation of total vacation package pricing between the Company’s hotel rooms and theme park admissions.

Revenues generated by the Real Estate Segment were € 9.2 million, an increase versus the prior year of € 5.4 million, reflecting the timing of land sales.

Content of Program for New Attractions in Disneyland Park and Walt Disney Studios Park

The Company also announced the primary content of its € 240 million plan for new investments over the next several years.  This plan, which remains subject to completion of a capital increase through an upcoming rights offering, is based on the Company’s growth strategy of increasing market penetration of first time visitors - those Europeans who know the Resort, are interested in visiting, but haven’t done so yet.  Such strategy is designed to leverage the Resort’s outstanding guest satisfaction and repeat visitor ratings.

In fiscal 2006, the Company will bring Buzz Lightyear’s Laser Blast to Disneyland Park.  In this interactive ride-through attraction, guests journey to infinity and beyond to help Buzz Lightyear defend the universe against the evil Emperor Zurg.  The opening of the attraction will add to our series of exciting new offers at Disneyland Park.  In 2004, the Company opened The Legend of The Lion King show, which has been an immense success.  In the coming months, the Park will re-launch one of its most popular attractions as a completely new experience, Space Mountain: Mission 2.

The toons take over when the Company opens Toon Studios at Walt Disney Studios Park in fiscal 2007.  In this new land, designed to further increase the Park’s appeal to families and young children, guests will experience the magical world of Disney animated films from an insider’s point of view.  In this “working studio,” the cast and crew are your favorite “toons,” and the unique attractions are designed to bring their films to life around you.

In fiscal 2008, the Company has scheduled the opening of Tower of Terror at Walt Disney Studios Park. In this classic Disney adventure, an elevator ride in a mysterious Hollywood hotel becomes a thrilling, white-knuckle journey into a mysterious new dimension.

The attached appendix provides more information on the planned new attractions.

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Investment Intention of Prince Alwaleed

The Company is pleased to announce that it was recently informed by Prince Alwaleed’s advisor, PJ Shoucair, that the Prince, who is currently the second largest shareholder of the Company,(2) intends to subscribe for up to €25 million in additional shares in the upcoming capital increase in order to retain at least a 10% ownership interest in the Company, after taking into account the completion of the capital increase.

The Company previously announced that The Walt Disney Company has undertaken to subscribe to at least € 100 million of the equity rights offering.

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As previously reported, the Company and its affiliated group (the “Group”) is in the process of a financial restructuring, which requires the completion of a capital increase of at least € 250 million (before deduction of underwriting commissions and other costs) by March 31, 2005.  Pursuant to this objective, the Company has filed a Reference Document with the Autorité des marchés financiers, which contains detailed information regarding the Group and its operations.

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André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“We are pleased with our continued growth in revenue, especially in our theme parks, which have enjoyed five consecutive quarters of revenue growth.  As the Company pursues its growth strategy fueled by the investment program in new attractions and seasons, we aim to further increase our family entertainment offering and attendance, thereby growing revenues throughout the resort.

In less than 15 years, we have created a new way of vacationing and have become the number one tourist destination in Europe. Our Resort is a unique form of entertainment the whole family can enjoy. We view this unique resort experience as a relatively new market in Europe that has significant long-term growth potential.

Based on a marketing and sales strategy adapted to European consumers — especially to those who have not visited us yet - and an unparalleled multi-year program leveraging both the creativity, as well as the enormous brand strength of Disney, Disneyland Resort Paris is ideally positioned to take advantage of this travel and leisure market.”

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.  Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

(2) Prince Alwaleed’s ownership is indirect through Kingdom 5-KR-135 "Kingdom," a trust for the benefit of Prince Alwaleed and his family.

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Corporate Communication	Investor Relations
Pieter Boterman	Fiona Lord Duarte
Tel: +331 64 74 59 50	Tel: +331 64 74 53 64
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: pieter.boterman@disney.com	e-mail: fiona.lord.duarte@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

Stabilisation/ FSA

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APPENDIX

January 11, 2005

Buzz Lightyear’s Laser Blast* in Disneyland Park

2006 should see the unveiling of a new attraction based on the characters and magic of the Walt Disney Pictures presentation of the Pixar Animation Studios film Toy Story 2.  At the other end of the galaxy, the evil Emperor Zurg is masterminding the construction of an invading army of battery-powered robotic villains.  His plan hinges vitally on the theft of the entire galaxy’s stock of batteries.  Foiling this plan and pulling the plug on the power puppets is a job for space ranger Buzz Lightyear.  Participants will board two-seater ride vehicles, each of which will be fitted with dual laser pistols and direction controls, making it possible for guests to spin their space ships around a full 360°.  To defend the universe our guests will then go blasting at the various targets placed throughout the different scenes their vehicles enter.  Each successful hit will not only accumulate points on vehicle dashboards, but also generate special effects through the use of sound, light and movement.  Set to become something of a standard in Disney Theme Park entertainment, the popularity of the series of Buzz Lightyear attractions appears to lie in the development of a storyline concerning an unforgettable character, the ownership of an experience which guests create themselves and the desire to become a top scorer.

Toon Studios* at Walt Disney Studios Park

A new land in Walt Disney Studios Park will soon offer guests insight into the backstage activity of their favourite Disney characters.  This land will be none other than the place where the toons toil – the setting where they make their films – and this theme makes our expansion unique in Disney Theme Park history.  This new Land will be a continuation of the Theme Park’s current celebration of the animated world, and will thus find itself located alongside Animation Courtyard, between Flying Carpets Over Agrabah and Art of Disney Animation.  Not only will guests meet their toon heroes here, but they will also explore their professional universe and participate in some of the most unforgettable scenes from their box office successes.

A further part of the development also calls for the expansion of the oasis area around Flying Carpets Over Agrabah and the integration of a number of photo, merchandise and food locations in this Animation Backlot.

Tower of Terror* at Walt Disney Studios Park

It all happened that stormy night.  A freakish lightning bolt struck a luxurious Hollywood hotel, changing things forever and causing its last residents to vanish.  2008 development plans for Walt Disney Studios Park include a European version of an attraction whose popularity has soared since its introduction at Walt Disney World Resort in 1994, and more recently at Disneyland Resort in 2004.  One thing already clear in the project is that the attraction will be a Walt Disney Studios Park landmark.  Its monumental architecture, central position on Production Courtyard and multi-story structure will all make it unmissable – to say nothing of the attraction experience itself.

Visitors will begin their journey by strolling through the timeworn, yet atmospheric lobby and library.  These same guests will then be elevated high into the body of the hotel aboard service lifts, and straight into a strange world.  The fate of the vanished former residents will then unfold before their very eyes, just as their own destiny becomes frighteningly obvious.  As their lift door opens, they return to reality, finding themselves and their lift plunging to the bottom of a lift shaft.  The breath-taking descent will happen quicker than gravity itself and the rebound back to the top will give those who closed their eyes a second chance to watch what happens.

* Implementation of the future attractions is subject to completion of the Euro Disney SCA equity rights offering on or before 31 March 2005. Attraction names and details are subject to change

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: January 11, 2005

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership